EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three months ended March 31, 2022, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2021 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow;
•Free cash flow before dividends and debt repayment; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1).

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 12: Disclosure Controls and Procedures in this MD&A.

Endnotes can be found on the final page of this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended March 31, 2022 unless otherwise noted

Operational, Earnings and Cash Flow Highlights:

•Gold production of 210,533 ounces exceeded plan, following standout performances from Jacobina with 47,124 ounces, El Peñón with 41,330 ounces and Cerro Moro with 25,254 ounces, and with gold production at other mines in line with plan, including at Minera Florida, where production was modestly impacted early in the quarter as a result of a previously disclosed labour action which has been resolved and resulted in a new long term collective bargaining agreement. Within the quarter, March was a standout month for Jacobina, with the mine achieving record monthly production and throughput. Quarterly gold production also exceeded the prior year comparative quarter.

•Silver production of 2,198,669 ounces exceeded plan, following an exceptional performance from Cerro Moro. Quarterly silver production also exceeded the prior year comparative quarter.

•GEO(2) production from Yamana mines(4) of 238,617 GEO(2) was in line with plan, despite a lower gold to silver ratio than anticipated in the plan and guidance. With the budget gold equivalent ratio, GEO(2) production would have exceeded plan as well. Quarterly GEO(2) production also exceeded the prior year comparative quarter production of 231,988 GEO(2), on the back of strong gold production. Cerro Moro in particular exceeded the prior year comparative period GEO production by 27%.

•Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,212, $734, and $1,084 respectively. Costs were lower than plan, despite the first quarter being the lowest planned production quarter of the year, and the lower than plan and guidance gold to silver ratio which also impacted GEO(2) production. The Company continues to monitor the impact of inflationary pressures on its cost structure and notes that in the first quarter, the price of certain consumables, primarily diesel and mill balls, increased while certain others have remained relatively constant. Furthermore, higher base metal prices have had a positive impact on by-product credits allocated to GEO(2) costs. The impact of inflation on costs remains uncertain mostly because it is unclear if the geopolitical events that have occurred since the Company provided its guidance earlier in the year, which have driven price increases on certain items, will continue, or whether the events will continue to impact the price of those items. Equally, in the first quarter, the Company successfully mitigated inflationary trends through productivity improvements and overall, as aforementioned, costs in the first quarter were lower than plan and in line with guidance. While the Company plans to increase capital
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spending in each of the following quarters, as compared to the first quarter, this will coincide with increases in production and generation of cash flows and free cash flows. Further, the Company notes that cash flows in the second half of the year will also increase as higher income tax installments will have been paid, as normal, in the first half of the year.

•Cash flows from operating activities before net change in working capital for the three months ended March 31, 2022 were $197.3 million, an increase of 7.6% compared to $183.4 million in the comparative period in 2021.

•As at March 31, 2022, the Company had cash and cash equivalents of $516.4 million, including $218.3 million available for utilization by the MARA Project. Further, the Company has available credit of $750.0 million from its undrawn revolving credit facility. The Company notes that while production for the year is expected to be consistent quarter-over-quarter, except for a modestly lower first quarter as compared to other quarters, free cash flow is expected to steadily increase quarter-over-quarter, with the strongest free cash flow generation expected in the second half of the year, and in particular during the fourth quarter. The Company expects cash balances to increase steadily throughout the year with the strongest contribution in the latter half of the year.

•Net earnings(3) for the three months ended March 31, 2022 were $57.8 million or $0.06 per share basic and diluted, compared to net earnings(3) of $54.7 million or $0.06 per share basic and diluted for the three months ended March 31, 2021. Adjusting items of $25.8 million(3), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net earnings(3) for the current period. For a complete list of adjustments attributable to Yamana Gold Inc. equity holders, refer to the Financial highlights section below.

•The Company employs a balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period. The cash balances are expected to be more than sufficient to finance and support the Company's planned growth campaign, while maintaining financial strength, and strengthening and increasing returns of capital to shareholders through dividends and share buybacks. To achieve this, the Company employs a disciplined capital spend framework during the guidance period with a target of $150 per GEO(2) of sustaining capital and net expansionary capital to not exceed $175.0 million per year on average. The Company expects to be in a position to further consider its cash return level later this year.

Please refer to Section 2: Core Business, Strategy and Outlook of this MD&A for further details on the capital allocation strategy of the Company, the ten-year production outlook and Yamana's investment and exploration strategy.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•Positive Development Decision on the Wasamac Project, Quebec

◦During 2021, the Company made a positive development decision on its wholly owned Wasamac project in the Abitibi-Témiscamingue region of Quebec, Canada. Wasamac, a top-tier gold project in a region where Yamana has deep operational and technical expertise and experience, solidifies the Company’s long-term growth profile with Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through 2041.

◦Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later and first gold production scheduled for 2026. Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million.

◦During the first quarter, the Company continued to advance the bulk sample permitting process for Wasamac and expects to obtain the required approvals in the first quarter of 2023. The bulk sample permit would allow construction to commence on the ramps, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical assumptions and optimize the processing flow sheet and mining sequence. Construction on surface facilities to support the ramp development activity and associated environmental requirements would also advance. The Company anticipates that a detailed update will be provided mid-year.

◦Exploration activities progressed as planned during the first quarter, with a focus on infill drilling on the Wasamac resource. Work on the Francoeur property during the quarter included ongoing modelling and compilation of drilling and other historic data. Field work is planned to start at Francoeur in the second quarter, including mapping and surface sampling and target definition in preparation for exploration drilling. For additional information on the planned Wasamac exploration initiatives, please refer to Section 6: Exploration.

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•Canadian Malartic Underground Construction

◦The Company and its partner made a positive construction decision for the Odyssey project at Canadian Malartic in 2021. A National Instrument ("NI") 43-101 technical report completed in March 2021 included a full summary of the Odyssey underground project and demonstrated robust economics, a significant increase in mineral resources, first production from the Odyssey South deposit expected in 2023, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces; the Odyssey underground mine plan supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Furthermore, the Odyssey underground mine plan currently only includes about half of the project’s 2.4 million ounces of Indicated Mineral Resources and 13.2 million ounces of Inferred Mineral Resources (on a 100% basis). Further upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic.

◦Following significant advancement of the project in 2021, the Odyssey team is focusing on two key milestones:
▪Initiation of shaft sinking by the fourth quarter of 2022
▪First gold production from Odyssey South in the first quarter of 2023

◦The project continues to be on budget, and on schedule, and the Company shares the following updates:
▪The concrete pour to construct the 93-metre-tall headframe was completed on schedule in the fourth quarter of 2021, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe is ongoing. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. Construction of the temporary hoist building and waste silo is on schedule.
▪Ventilation is now provided directly through a fresh air raise to surface and two bays in the maintenance garage are now available.
▪As an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team and development rates are planned to continue increasing throughout the year.
▪Priority continues to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones. The compressor building is expected to be completed in the second quarter and construction of the paste fill plant and 120 KV power distribution line are on schedule to support the Odyssey South stoping sequence.
▪Decree amendment and the mining lease process continue to be on target and all required permits to commence production from Odyssey South are expected by the end of 2022.

◦With a significant production platform, material cash flow generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 20,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there. The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at Camflo, East Amphi and Rand provide potential to add tonnage and production. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

•Jacobina Expansion Strategy

◦The Company’s expansion strategy at Jacobina is well advanced and the Company anticipates that the low-cost operation will have a mine life that exceeds several decades, taking reserves and high conviction mineral resources into consideration. Production is expected to materially increase with phased expansions providing a
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pathway to sustainable production of 350,000 ounces per annum. This will increase the already excellent cash flow generation of the mine and deliver meaningful value. With well-below average costs at Jacobina, cash flows exceed those from mines that produce significantly, and as much as fifty per cent, more ounces. The mine currently has a reserve life of over 15 years plus a pipeline of resources and exploration targets that we believe will further extend mine life. Work performed since 2019 has allowed for the systematic exploration of the Company's large land package in the Jacobina district, which covers 155 kilometres of exploration potential, allowing for the definition of a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and also extending the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres. Further areas have been identified during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

◦The Phase 2 expansion is progressing ahead of schedule and the mine is now expected to achieve the Phase 2 throughput objective approximately one year ahead of schedule, by the middle of 2022. Throughput in the first quarter averaged 7,850 tpd, a 3% increase over the previous quarter. During the fourth quarter of 2021, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6, 2021 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

◦With the Phase 2 expansion advancing ahead of schedule, the Company is now pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year by 2025 with a modest capital expenditure of $20 million to $30 million.

◦The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

◦The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

•Cerro Moro Scalable Plant and Heap Leaching Upside Opportunities

◦The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year.

◦During the first quarter, Yamana advanced the plant expansion, envisaged as a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. The Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill which, combined with a slightly coarser grind size, is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production, and in turn reduce fixed costs per unit at the mine, as those costs would be distributed over additional ounces. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. Capital estimates for the Phase 2 expansion are also $15 million to $20 million, for a total capital investment over the two expansion phases estimated at $30 million to $40 million. The Company is currently evaluating two options for phase 2 expansion,
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the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required.

◦In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022. The results of testing indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% and as a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 to 8 million tonnes. Conceptual engineering for a 5,000 tpd heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant.

◦As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target. The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

•MARA Project Advances

◦The MARA Project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest while also considering strategic alternatives that could unlock significant value along the way. During the last year, several proposals were presented to the Company for its interest in MARA and, after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting as the certainty of the project from these events is expected to create more value for the project. The MARA Joint Venture is held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%). The pending feasibility study, which is being overseen by the Technical Committee comprised of members of the three Companies, will provide updated mineral reserves, production and project capital cost estimates. The engineering effort for the feasibility study is expected to be completed by the end of 2022 and the finalized report in early 2023, however a considerable amount of information in the pre-feasibility study is already at feasibility study level as a result of the Integration. MARA is conducting field campaigns to complement the Environmental and Social Impact Assessment ("ESIA") baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the full ESIA. The Company plans to complete the ESIA definition for MARA by the end of 2022.

◦Work during the first quarter of 2022 focused on continuing the progress in 2021: advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns, field work at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure and is expected to be completed by the third quarter of 2022.

◦MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project incorporating the input of local stakeholders. MARA will be a multi-decade, low cost copper-gold operation with annual production of 556 million pounds of copper equivalent during the first ten years of production, and life-of-mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital intensity copper projects globally.

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For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

OPERATING

First quarter GEO(2) production of 238,617 ounces was in line with plan and exceeded prior year first quarter production of 231,988 GEO. Standout GEO production performances were delivered by Jacobina and Cerro Moro. First quarter total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,212, $734, and $1,084 respectively. Costs were lower than plan, despite the first quarter being the lowest planned production quarter of the year, and the lower than plan and guidance gold to silver ratio which also impacted GEO(2) production. The Company continues to monitor the impact of inflationary pressures on its cost structure and notes that in the first quarter, the price of certain consumables, primarily diesel and mill balls, increased while certain others have remained relatively constant. Furthermore, higher base metal prices have had a positive impact on by-product credits allocated to GEO(2) costs. The impact of inflation on costs remains uncertain mostly because it is unclear if the geopolitical events that have occurred since the Company provided its guidance earlier in the year, which have driven price increases on certain items, will continue, or whether the events will continue to impact the price of those items. Equally, in the first quarter, the Company successfully mitigated inflationary trends through productivity improvements and overall, as aforementioned, costs in the first quarter were lower than plan and in line with guidance. While the Company plans to increase capital spending in each of the following quarters, as compared to the first quarter, this will coincide with increases in production and generation of cash flows and free cash flows. Further, the Company notes that cash flows in the second half of the year will also increase as higher income tax installments will have been paid, as normal, in the first half of the year.

GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 78.29 for the three months ended March 31, 2022, and 68.84 for the three months ended March 31, 2021. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

	For the three months ended March 31,
	2022	2021
GEO(2)
Production	238,617	231,988
Sales	237,610	234,735
Per GEO sold data
Total cost of sales(6)	$1,212	$1,161
Cash costs(1)	$734	$698
AISC(1)	$1,084	$1,045
Gold
Production (ounces)	210,533	201,117
Sales (ounces)	207,328	203,539
Revenue per ounce	$1,878	$1,793
Average realized price per ounce(1)	$1,878	$1,793
Average market price per ounce*	$1,874	$1,798
Silver
Production (ounces)	2,198,669	2,125,247
Sales (ounces)**	2,366,551	2,130,185
Revenue per ounce	$22.23	$26.78
Average realized price per ounce(1)	$23.69	$25.66
Average market price per ounce*	$23.94	$26.29
*    Source of information: Bloomberg.
**    Included in three months ended March 31, 2022 silver sales ounces are 378,088 ounces, delivered under the silver streaming arrangement (2021: 335,699 ounces).

HEALTH, SAFETY, AND SUSTAINABLE DEVELOPMENT

Yamana’s health, safety and sustainable development ("HSSD") approach is guided by the Company's corporate-level standards and programs; these are integrated into all operations, development projects, and exploration activities. Yamana recognizes the importance of striving to meet and exceed its HSSD responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders. Since early 2020, one of the most important considerations, in addition to the on-going priorities of safeguarding worker health and safety, protecting the environment and building privilege to operate with host communities has been the Company's response to the global COVID-19 pandemic.

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Through the Company's active responses to COVID-19, the Company has demonstrated its commitment to environmental, social and governance ("ESG") excellence in action and resilience. Consistent with the mission to mine precious metals profitably and responsibly, the Company is prepared to forego production to safeguard its efforts to promote health, safety and well-being of its workforce and host communities.

High vaccination rates amongst the Company’s employees and contractors at all locations continue to protect people, host communities and our business. In the first quarter of 2022 host countries began to experience increases in the number of reported COVID-19 cases, although the rapid rise in caseloads that occurred in North American and Europe has yet to appear in our operating jurisdictions. The Company continues to actively monitor Omicron-related caseloads and healthcare system capacity in South America, government responses, and vaccination availability. Yamana also works closely with local and regional governments to ensure prevention procedures are followed.

As the pandemic transitions to an endemic situation, we continue to have low numbers of worker COVID-19 cases at sites. The Company’s continued implementation of its highly successful prevention, monitoring, testing, quarantine and contact tracing protocols has limited their spread. Infected people are being isolated successfully with no operational impact. The number of active cases at the end of the first quarter 2022 was in the single digits, rates of third booster vaccine doses are climbing and fourth doses are currently being administered in Chile.

The Company continues to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities.

As part of the continuing implementation of its Climate Action Strategy, the Company completed its inaugural Climate Action Report disclosing information on the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"), which was published on the Company's website at www.yamana.com on April 11, 2022. The report builds on the Company’s 2021 climate action work and includes information on the Company’s approaches to climate governance, strategy, risk management, and targets, metrics and performance. The report also describes how the Company will achieve its 1.5ºC science-based target compared to pre-industrial levels by 2030. The Company is well positioned to achieve its 2030 climate action target with only modest expenditures. The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Work will continue during 2022 to progress other climate action objectives, including advancing the evaluation of other operational projects to reduce greenhouse gas emissions and estimation of our Scope 3 emissions.

Other recent highlights relating to HSSD are as follows:

•The Company's Total Recordable Injury Rate ("TRIR") for the first quarter 2022 was 0.75*. We have modified our TRIR reporting to align with our financial reporting standards which include our wholly-owned operations, exploration projects, development projects (Wasamac and MARA), proportional consolidation of Canadian Malartic (50%), and closed projects. For comparison, the corresponding full-year 2021 result was 1.07*.
•As of April 5, 2022 more than 99%** of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 96%** have received two doses. Approximately 76%** of workers have received a third dose booster shot.
•The Wasamac project opened a dedicated community relations office in Evain, QC to further enhance and bring focus to its commitment to open and transparent dialogue with host communities and the broader group of stakeholders.

*    Calculated on a 200,000 exposure hours basis including employees and contractors.
**    Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

FINANCIAL

Net earnings(3) for the three months ended March 31, 2022 were $57.8 million or $0.06 per share basic and diluted, compared to net earnings(3) of $54.7 million or $0.06 per share basic and diluted for the three months ended March 31, 2021. Net earnings(3) for the three months ended March 31, 2022 were negatively impacted by $25.8 million of items that management believes may
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not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

	For the three months ended March 31,
(In millions of US Dollars; except per share amounts)	2022	2021
Non-cash net foreign exchange losses(3)	$21.9	$6.6
Share-based payments/mark-to-market of deferred share units	7.4	(3.2)
Mark-to-market losses (gains) on derivative contracts, investments and other assets and liabilities	—	(0.6)
Gain on discontinuation of the equity method of accounting	—	(1.1)
Temporary suspension costs(6)	5.7	—
Standby and other incremental COVID-19 costs(6)	4.7	8.2
Variable consideration adjustment - stream revenue and accretion	3.8	(1.5)
Other provisions, write-downs and adjustments*(3)	3.0	0.7
Non-cash tax on unrealized foreign exchange (gains) losses	(19.2)	6.5
Income tax effect of adjustments(3)	(3.8)	—
One-time tax adjustments(3)	2.3	(1.6)
Total adjustments - increase to net earnings(3)	$25.8	$14.0
Total adjustments - increase to net earnings(3) per share	$0.03	$0.01
*    This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

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Summary of Financial Results

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2022	2021
Revenue	$441.9	$422.0
Cost of sales excluding DDA(6)	(179.2)	(172.1)
Gross margin excluding DDA(6)	$262.7	$249.9
Depletion, depreciation and amortization ("DDA")	(108.7)	(100.4)
Temporary suspension costs(6)	(5.7)	—
Mine operating earnings	$148.3	$149.5
General and administrative	(23.1)	(18.3)
Exploration and evaluation	(5.0)	(6.1)
Share of earnings of associates	—	0.9
Other operating expenses, net	(15.8)	(12.4)
Operating earnings	$104.4	$113.6
Finance costs	(15.9)	(21.5)
Other costs, net	(13.5)	(0.8)
Earnings before taxes	$75.0	$91.3
Income tax expense, net	(19.7)	(39.0)
Net earnings	$55.3	$52.3

Attributable to:
Yamana Gold Inc. equity holders	$57.8	$54.7
Non-controlling Interests	$(2.5)	$(2.4)
Per share data (Yamana Gold Inc. equity holders)
Net earnings(3) per share - basic and diluted	$0.06	$0.06
Dividends declared per share	$0.0300	$0.0263
Dividends paid per share	$0.0300	$0.0263
Weighted average number of common shares outstanding (thousands)
Basic	960,307	962,071
Diluted	961,133	963,021
Cash flows
Cash flows from operating activities	$151.7	$160.2
Cash flows from operating activities before net change in working capital	$197.3	$183.4
Cash flows used in investing activities	$(120.6)	$(104.3)
Cash flows used in financing activities	$(39.6)	$(28.7)
Net free cash flow(1)	$111.8	$123.5

Capital Expenditures

For the three months ended March 31,	2022	2021	2022	2021	2022	2021	2022	2021
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic	$9.3	$19.5	$22.2	$5.3	$3.9	$3.1	$35.4	$27.9
Jacobina	4.5	2.7	4.9	4.2	2.5	1.2	$11.9	$8.1
Cerro Moro	8.8	6.8	0.1	0.1	1.4	1.8	$10.3	$8.7
El Peñón	10.3	9.1	0.8	2.5	2.6	3.9	$13.7	$15.5
Minera Florida	3.0	4.0	3.4	5.0	1.6	1.1	$8.0	$10.1
MARA	—	—	7.2	4.3	—	—	$7.2	$4.3
Wasamac	—	—	3.3	0.4	3.1	—	$6.4	$0.4
Other	0.3	0.2	0.3	0.2	0.7	4.8	$1.3	$5.2
Total	$36.2	$42.3	$42.2	$22.0	$15.8	$15.9	$94.2	$80.2

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2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas' mining friendly jurisdictions, including Canada, Brazil, Chile and Argentina. The Company is primarily focused on gold, but has exposure to green metals from silver and copper exposure. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

Yamana has a strong 10-year base case outlook with a sustainable production platform of at least 1 million GEO(2) per year through 2030, building to a core production platform of 1.25 million GEO(2) by 2029. The Company’s exploration success and track record of mineral reserve replacement and mineral resource growth, along with low-risk projects at existing operations that can be implemented quickly and with modest incremental capital, provide a pathway for production growth to 1.5 million GEO(2) within the ten-year outlook horizon and to meaningfully extend the production platform beyond that timeframe. Further growth beyond this level from the MARA and Suyai projects, in addition to the opportunities currently within the generative exploration portfolio provide additional upside potential to the ten-year outlook. Please refer to the 10-Year Production Outlook discussion in this section of the MD&A.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects for which a positive development decision has been made during the year. The Company is focused on the regional approach being taken in the Abitibi-Témiscamingue region of Quebec, Canada, and the similar approach taken in Jacobina, Brazil, to reach a strategic goal of a production platform in the regions of 500,000 and 400,000 ounces, respectively. Additionally, following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus and commitment regarding the Company’s high quality operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in health, safety, and sustainable development, generally ESG. Underpinning this performance is our "One Team, One Goal: Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other considerations that determine mine life; where possible, the Company endeavours to increase mineral reserves early in the mine life, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. For El Peñón and Minera Florida, the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets. Within the producing portfolio, attention is focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•For strategic assets in the portfolio, the focus is to assess the best path to create value for shareholders, including advancing development projects through exploration, technical/financial reviews, studies and optimizations, permitting
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and community engagement, and/or considering strategic alternatives to realize returns from these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization.

•The Company employs a balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period. The cash balances are expected to be more than sufficient to finance and support the Company's planned growth campaign, while maintaining financial strength, and strengthening and increasing returns of capital to shareholders through dividends and share buybacks. To achieve this, the Company employs a disciplined capital spend framework during the guidance period with a target of $150 per GEO(2) of sustaining capital and net expansionary capital to not exceed $175.0 million per year on average. The Company expects to be in a position to further consider its cash return level later this year. Please refer to the full discussion of the Capital Allocation Approach in this section of the MD&A.

Ten-Year Production Outlook

Core Production of 1.25 Million GEO(2)

Yamana has a strong 10-year base case outlook with a sustainable production platform of at least 1 million GEO(2) per year through 2030, building to a core production platform of 1.25 million GEO(2) by 2029. The core production platform for the 10-year outlook only includes approved projects, such as the Jacobina Phase 2 expansion, Odyssey and Wasamac. Further, this outlook includes only existing proven and probable mineral reserves and high conviction mineral resource and exploration results, such that the Company is not reliant on new exploration success to maintain this base case outlook. Production will be underpinned by continued operational success at the Company’s existing operations, which have consistently replaced mineral reserves above depletion.

Yamana's Plan for Production Growth to 1.5 million GEO(2)

The Company’s exploration success and track record of mineral reserve replacement and mineral resource growth provides a pathway for production growth of approximately 50% to 1.5 million GEO(2) within the ten-year outlook horizon and to meaningfully extend the production platform beyond that timeframe. The pathway toward realizing this significant production growth, which is a board-approved plan labeled the YAMANA 1.5 Plan, includes the Jacobina Phase 3 and 4 expansions, and the Minera Florida and Cerro Morro expansions. All of these projects represent low-risk projects at existing operations that can be implemented quickly and with modest incremental capital. Further, the YAMANA 1.5 Plan includes the Lavra Velha open pit prospect relying on heap leaching for recovery.

Strategic Optionality Opportunities Not Included in the Ten-Year Outlook

Further growth beyond this level, for a production platform of 2.75 million to 3.1 million GEO(2) would come from the MARA and Suyai projects, and opportunities currently within the generative exploration portfolio such as Jacobina Norte, Las Fechas, Falcon, and Borborema, among others; these opportunities provide additional upside potential to the ten-year outlook. The MARA Project is one of the largest copper-gold projects in the world, of which Yamana owns 56.25%, and which has an average annual production of 556 million pounds of copper equivalent (100% basis) during its first ten years. In addition, the Suyai Project is a large gold project in Chubut Province, Argentina, that is projected to reach production of up to 250,000 ounces annually in its first eight years. Further, Jacobina Norte is a highly-prospective property that lies contiguous to and north of the Company’s prolific Jacobina mine, with preliminary results showing excellent potential for the discovery of standalone Jacobina-type mineralization and the addition of a new mine along the greenstone basin.

Capital Allocation Strategy

•The Company employs a balanced approach to capital allocation including:

◦Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility:
▪Focus on maintenance of financial strength, alongside significant and growing cash balances, with cash of $516.4 million as of March 31, 2022 (including $218.3 million related to the MARA project)
▪Goal for growth in cash balances of $50.0 million to $100.0 million per year during the guidance period, to support the plan to grow the Company’s production profile from its baseline 1.25 million GEO(2) to 1.5 million GEO(2) as part of its 10-Year Outlook.

◦Disciplined Sustaining and Expansionary Capital spend
▪The Company will target $150 per GEO(2) in sustaining capital over the guidance period, to maintain productive capacity at the Company's mines and ensure mining flexibility, while maintaining safe and reliable operations.
▪Net expansionary capital is not to exceed $175.0 million per year on average during the guidance period of 2022 to 2024 to reach the Company's baseline annual production of 1.25 million GEO(2) as
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contemplated in its 10-Year Outlook. The guidance period considers the modest cost of studies and permitting for the YAMANA 1.5 Plan. Expansionary capital subsequent to the guidance period to achieve the additional 250,000 GEO(2) per year to reach the YAMANA 1.5 Plan is expected to be between $250.0 million to $300.0 million. Cash flows from a larger production platform from 6% growth during the guidance period, plus the addition of 200,000 ounces of gold from Wasamac, will be available to fund the incremental capital needed for the YAMANA 1.5 Plan.
▪The Company's capital allocation strategy adheres to responsible and disciplined growth that prioritizes free cash flow generation alongside its growth plans.

◦Strengthening Return of Capital to Shareholders through dividends and share buybacks
▪The Company anticipates maintaining a baseline dividend of $0.12 per share, a level which represents a cumulative increase of 500% in dividends since the second quarter of 2019, and will continue to target a sustainable and growing dividend that tracks production and free cash flow growth profiles, while being sustainable through the gold price cycle.
▪Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years.
▪The Company expects to target share buybacks with residual cash after other capital allocation priorities to increase total shareholder returns above the fixed dividend. During 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s then current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and alternative Canadian trading systems. Since the commencement of the NCIB, the Company has repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program, a key component of Yamana’s overall organic growth strategy, designed to advance the Company’s most prospective properties and lay the foundation for the next generation of Yamana mines. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada, Brazil and Argentina. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million GEO(2) which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

The Company is continually exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long-term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

As previously disclosed, greater efforts are being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Every project in the generative exploration program has had some drilling, with some projects more advanced than others and as an example, Lavra Velha in Brazil. There are a number of significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments to advance prospective exploration projects and more mature projects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed the cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be
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given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement, and where the Company can deploy its corporate knowledge to provide value-added support. As part of its corporate approach, the Company shares information and best practices among its operations. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle; otherwise, they are treated as any other portfolio investments. The acquisition by the Company of shares of Ascot Resources Ltd. ("Ascot") during 2021 is an example of the latter. In line with its investment strategy, the Company also holds interests in other exploration-stage companies in Canada including Quebec and British Columbia, amongst other prominent areas.

The Abitibi-Témiscamingue region and the province of Quebec, where the Wasamac project is located, represent high-quality regions and jurisdictions for mining which have a long mining pedigree, impressive mining workforces and skilled human capital, and support responsible mining. Furthermore, excellent infrastructure and local and provincial support of mining allows the Company to contain costs, find optimization opportunities, and manage its operations confidently and with an eye on health, safety, environment and community engagement. The focus of the Company in this geographical area is another step in its Canadian and regional strategy, and focus on this region in particular. The geologic nature of Abitibi-Témiscamingue is prolific, with an impressive mineral endowment, where new interpretations of geology and mining skills continue to lead to new, large discoveries.

With Wasamac, Canadian Malartic and Odyssey, the Company will become one of the larger regional and national mining companies in Canada, with a threshold production of approximately 500,000 ounces of gold per year, at costs well below the Company’s and industry average. With the Company’s emphasis on free cash flow(1) generation, and focus on returns, Wasamac fits well into the Company’s corporate portfolio. Wasamac creates an optimized, more established and prolific Canadian company with impressive cash flow present and future and a dominant regional presence in one of the best jurisdictions for mining in the world, which management believes supports a premium valuation for the Company.

3.    REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Revenue

In the three months ended March 31, 2022, revenue was $441.9 million compared to $422.0 million in the same period in 2021. The 5% increase was primarily driven by higher sales volumes in the current quarter, as well as higher average realized gold prices(1) compared to the first quarter of 2021. The average realized gold price(1) for the quarter ended March 31, 2022 was $1,878 per ounce versus $1,793 per ounce in the comparative quarter. Higher sales volumes were most notable at Cerro Moro, which, in the comparative quarter, was impacted by COVID-19 related travel restrictions that impacted worker availability, and Jacobina, which achieved record monthly gold production of 17,603 ounces in March 2022.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $7.1 million or 4%, compared with the same quarter in prior year, as result of higher GEO(2) production and sales levels, as discussed above, and in line with plan.

Standby and other incremental COVID-19 costs are disclosed as part of cost of sales excluding DDA. The Company anticipates that such costs will continue to be minimized prospectively. With an increasing percentage of the population having been fully vaccinated against COVID-19 or having recovered from COVID-19, the Company expects to see increasing immunity and corresponding decreasing caseloads.

Depletion, Depreciation and Amortization ("DDA")

DDA expense increased $8.3 million or 8%, compared with the same quarter in the prior year. The increase in DDA expense was primarily attributable to the overall higher sales volumes in the current period, in particular, at Jacobina and Cerro Moro, given the notable increase in sales volumes from the comparative period at those mines.

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General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended March 31, 2022, G&A expenses were $4.8 million higher than in the same period in 2021, primarily due to higher stock-based compensation expense in the current quarter related to the substantial increase in the Company's share price during the first quarter of 2022, which resulted in the Company recording a higher expense as the value of the stock-based compensation granted in previous years increased (particularly performance share units).

Exploration and Evaluation

Exploration and evaluation expenses of $5.0 million for the three months ended March 31, 2022 were slightly lower than in the same period in 2021 and in line with lower planned exploration expenses for earlier stage projects in 2022. For more information refer to Section 6: Exploration.

Other Operating Expenses

In the three months ended March 31, 2022, the Company recorded net other operating expenses of $15.8 million compared to net other operating expenses of $12.4 million for the same period in 2021. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in both the current and comparative periods is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $7.7 million (2021: $7.0 million), of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020.

Finance Costs

Finance costs decreased $5.6 million in the three months ended March 31, 2022 compared to the same period in 2021, primarily due to the decrease in the Company's interest expense, which decreased from the comparative period due to both lower outstanding gross debt, and more favourable interest rates following the senior notes transactions in the third quarter of 2021.

Other Income/Costs

Other costs were $13.5 million in the three months ended March 31, 2022, compared to $0.8 million in the comparative period. Other income/costs is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The cost position in the current period was primarily comprised of foreign exchange losses.

Income Tax Expense

The Company recorded an income tax expense of $19.7 million for the three months ended March 31, 2022 compared to an income tax expense of $39.0 million for the three months ended March 31, 2021. The income tax provision reflects a current income tax expense of $38.3 million and a deferred income tax recovery of $18.6 million, compared to a current income tax expense of $26.1 million and a deferred income tax expense of $12.9 million for the three months ended March 31, 2021.

Included in the income tax expense for the three months ended March 31, 2022 are mining taxes of $9.1 million compared to $12.9 million for the three months ended March 31, 2021. A foreign exchange gain in the amount of $26.4 million was recorded predominantly on the strengthening of the Brazilian Real against the US Dollar for the three months ended March 31, 2022 compared to a gain of $1.8 million for the three months ended March 31, 2021, on the revaluation of certain non-monetary assets.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, except per share amounts)	2022	2021	2021	2021	2021	2020	2020	2020
Financial results
Revenue	$441.9	$503.8	$452.2	$437.4	$422.0	$461.8	$439.4	$303.4
Net earnings (loss)(3)	$57.8	$109.7	$27.0	$(43.9)	$54.7	$103.0	$55.6	$—
Net earnings (loss)(3) per share - basic and diluted	$0.06	$0.11	$0.03	$(0.05)	$0.06	$0.11	$0.06	$—

4.    OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi-Témiscamingue region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended March 31,
Key Performance Information (50% basis)	2022	2021
Operating
Ore mined (tonnes)	2,369,835	2,598,853
Waste mined (tonnes)	5,351,988	1,426,885
Ore processed (tonnes)	2,411,851	2,631,328
GEO(2) (Gold)
Production (ounces)	80,509	89,550
Sales (ounces)	78,314	88,193
Feed grade (g/t)	1.14	1.18
Recovery rate (%)	90.8	89.6
Total cost of sales per GEO sold(6)	$1,323	$1,076
Cash costs per GEO sold(1)	$782	$595
AISC per GEO sold(1)	$967	$871
DDA per GEO sold	$534	$474
Financial (millions of US Dollars)
Revenue	$146.7	$158.7
Cost of sales excluding DDA(6)	(61.8)	(53.1)
Gross margin excluding DDA(6)	$84.9	$105.6
DDA	(41.8)	(41.8)
Mine operating earnings	$43.1	$63.8
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.3	$19.5
Expansionary	$22.2	$5.3
Exploration	$3.9	$3.1

Canadian Malartic had a strong first quarter, producing 80,509 ounces in line with plan. As previously guided, the mine is expected to have lower production and throughput in 2022, relative to 2021, optimizing cash flows.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the quarter were impacted by the increased waste tonnes moved and lower production as contemplated by the mine plan and life of mine sequence.

For further information on the planned Odyssey project and other Malartic initiatives, please refer to Section 5: Construction, Development and Other Initiatives.

Canadian Malartic Exploration

The main focus of exploration during the first quarter was to provide support for an aggressive conversion infill drill program at East Gouldie, a new zone discovered in late 2018 at depth approximately 1.5 kilometres east of the Canadian Malartic and Barnat open pits, and south of the underground East Malartic and Odyssey zones. The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. This drilling is expected to continue to convert a significant portion of the 2021 year end inferred resource to indicated resources. East Gouldie currently has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone, and may converge with East Malartic at depth. As of January 21st, 2022 East Gouldie was estimated to contain inferred mineral resources of 6.01 million ounces of gold, in 61.65 million tonnes at a grade of 3.1 grams per tonne gold and Measured and Indicated resources of 1.50 million ounces of gold, in 11.95 million tonnes at a grade of 3.9 grams per tonne gold. These numbers are reported on a 100% basis, making Yamana’s 50% share of the total resources 3.79 million ounces of gold.

Twelve surface diamond drill rigs remain active on the project, as well as two underground drill rigs on Odyssey South. The main objective of the 2022 drilling program is to infill the core area of the inferred resource to 75 metre drill spacing from the current 150 metres spacing, converting the inferred resource to indicated, complete some infill and delineation drilling on the Odyssey
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zones as well as further exploration drilling. To date 20,900 metres have been drilled on East Gouldie and 10,230 metres on Odyssey South. Results to date suggest very high conversion rates for both grade and tonnes with excellent continuity and predictability.

Exploration of the eastern extension of the East Gouldie structure from the Rand property continues, with four drill rigs working. During the quarter 6,780 metres were completed on East Gouldie extension, generating two new pierce points in the eastern extension of the East Gouldie plane. A fifth drill rig is working on exploration at East Amphi and 2,680 metres were completed in two drill holes.

The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource, with the East Gouldie Extension drilling also receiving positive results in the quarter.

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5.0 million, with NSR Resources retaining a 2% net smelter return royalty. The right to purchase 100% of the royalty for $7.0 million was exercised by the partnership in March 2022.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended March 31,
Key Performance Information	2022	2021
Operating
Ore mined (tonnes)	728,846	600,274
Ore processed (tonnes)	706,537	614,318
GEO(2) (Gold)
Production	47,124	43,102
Sales	46,690	42,959
Feed grade (g/t)	2.17	2.25
Recovery rate (%)	95.6	96.8
Total cost of sales per GEO sold(6)	$859	$918
Cash costs per GEO sold(1)	$530	$643
AISC per GEO sold(1)	$747	$770
DDA per GEO sold	$302	$269
Financial (millions of US Dollars)
Revenue	$87.6	$76.8
Cost of sales excluding DDA(6)	(26.0)	(27.9)
Gross margin excluding DDA(6)	$61.6	$48.9
DDA	(14.1)	(11.6)
Mine operating earnings	$47.5	$37.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.5	$2.7
Expansionary	$4.9	$4.2
Exploration	$2.5	$1.2

Jacobina had an exceptional first quarter and delivered quarterly gold production of 47,124 ounces, while achieving record monthly gold production of 17,603 ounces in March. The production results exceeded plan and the comparative quarter, driven by higher ore tonnes mined. Underground mine development work is in line with the mine plan at 1,500 metres per month to gain access to new mining panels, and together with the higher ore tonnes mined, provides additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Production for 2022 is expected to increase for the ninth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

During the fourth quarter of 2021, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6, 2021 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. The successful result is the culmination of a two-year process during which the Company worked closely with government agencies to ensure that Jacobina continues to operate in a responsible, sustainable way to the benefit of all stakeholders. The Company has strategically elected to operate in the Americas in rules based jurisdictions with a mining
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pedigree providing certainty for conducting its operations which has been exemplified with the Brazilian permitting process for Jacobina. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

Phase 2 is on schedule to achieve the throughput objective of 8,500 tpd by the middle of 2022. Throughput in the first quarter averaged 7,850 tpd, a 3% increase over the previous quarter. The ramp up to 8,500 tpd will be achieved through a continuation of incremental improvements to de-bottleneck the processing plant. Optimization of the crushing circuit which did not require the installation of new equipment is already complete. During the first half of 2022, several additional initiatives are expected to be completed including optimizing the grinding process with the installation of ultrasonic density meters to optimize ore feed control to the mills and increasing the capacity of the electrowinning circuit. In 2023, further initiatives could be undertaken to support recovery rates at the higher throughput level but depending on performance, some of these initiatives may have the flexibility to be deferred until the Phase 3 expansion.

For further information on the planned Jacobina processing plant capacity optimization and expansion initiatives, including the Phase 4 expansion of up to 15,000 which would increase gold production to 350,000 ounces per year, as well a comprehensive tailings management strategy for long-term sustainability, please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were all well below guidance in the first quarter of 2022, and significantly lower than the comparative prior year period, a result of higher production resultant from the aforementioned increased mill throughput, and fixed production costs being distributed over less ounces in the prior year.

Jacobina Exploration

Exploration activities during the first quarter continued as planned with eleven drills active and two additional rigs planned to be added in the second quarter. Drilling activity during the quarter was weighted toward infill drilling in support of the phased expansion plan with 40,000 metres of drilling planned to convert Indicated and Inferred Resources at Morro do Vento, João Belo, João Belo Sul and Morro do Vento Norte (Main Reef). This drilling is expected to replace mineral reserves and resources beyond depletion, notwithstanding increasing production, underscoring Jacobina’s exceptional long-term growth potential and remarkable geological upside, and ability to further extend strategic mine life.

During the first quarter, approximately 11,133 metres of drilling were completed at Jacobina, including 23 drill holes totaling 7,733 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 4 drill holes totaling 1,907 metres of exploration drilling dedicated to defining new inferred mineral resources, and 4 drill holes totaling 1,493 metres of exploratory drilling, testing and defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources, targeting inferred resource areas, located around the current development infrastructure. Infill drilling during the first quarter was executed at the Main Reef at Morro do Vento, at João Belo South Extension (LMPC Reef) and north of João Belo mine. Results obtained at Morro do Vento continue to confirm good grades at Morro do Vento Sul and the higher grade nature of the northern end of Morro do Vento. Infill drilling at João Belo is continuing to extend mineralization both to the north and south, generating higher grade intersections in the northern sector at shallow levels and close to existing mine development north of João Belo mine. Mineralization at João Belo remains open for expansion in both directions. Ongoing infill drilling at João Belo South Extension also returned positive results, where mineralization remains open for up to 700 metres to the south as far as João Belo Sul.

Exploration drilling activity at Jacobina in the first quarter included 1,907 metres in 4 drill holes dedicated to delineation of new inferred resources at Morro do Vento Main Reef down-dip and at the south extension of Morro do Vento, where drilling is ongoing. Drilling continues to confirm the continuity of the Main reef down dip of Morro do Vento Norte.

Exploratory drilling dedicated to defining new potential resources in the near mine setting continued in the first quarter at Serra do Corrego Norte sector and Morro do Vento down-dip, and was initiated at Morro da Maricota and Lagartixa. Positive results returned from the initial test of Morro do Vento Main Reef down-dip in 2021, are being followed up and testing a potential strike length of approximately 3,000 metres and approximate 700 metre down-dip potential. Initial drill results during the quarter are confirming the continuation at depth of the main reef. At Serra do Corrego Norte, which has been interpreted as the northern offset extension of Canavieiras, ongoing drilling has returned positive results from LU, MU and LVL reefs, confirming positive historic drilling results. These results represent a potential of about 1,000 metres by 350 metres down-dip in this sector. Ongoing drilling at Morro da Maricota sector is targeting the up-plunge potential of mineralization, representing an approximate 1,900 metre extent, extending to depth from positive rock samples and artisanal mines at surface. Lagartixa, located west of Canavieiras mine and north of Serra do Corrego mine, has been the subject of recent data review and integration, and represents a potential 2,000 metre down-plunge target. Drilling has intercepted the conglomerate sequence confirming the continuity of the upper reef sequence in this sector.

Overall, exploration continues to demonstrate success in identifying and defining new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Aggressive step out exploration drilling continues to open up new, extensive frontier areas available
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for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul and Morro do Vento Main Reef down-dip and Serra do Corrego. These discoveries support a strategic mine life of several decades at a production level well above the planned Phase 2 expansion annual production level of 230,000 ounces, expected to be achieved in 2023, and likely 270,000 ounces, which is the planned annual production level for the Phase 3 expansion as described above. Please refer to the press release issued on July 29, 2021 by the Company, entitled "Yamana Gold Reports Significant Progress On Phase 2 Expansion At Jacobina And Strong Exploration Results For The Operation; Costs To Complete Phase 2 Significantly Reduced Compared To Original Estimate; Phase 3 Evaluation Advancing" for further details.

CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended March 31,
Key Performance Information	2022	2021
Operating
Ore mined (tonnes)	80,439	76,642
Waste mined (tonnes)	855,512	953,167
Ore processed (tonnes)	96,179	92,296
GEO(2)
Production	44,801	35,240
Sales	47,368	34,876
Total cost of sales per GEO sold(6)	$1,295	$1,304
Cash costs per GEO sold(1)	$837	$784
AISC per GEO sold(1)	$1,122	$1,114
DDA per GEO sold	$434	$382
Gold
Production (ounces)	25,254	16,210
Sales (ounces)	26,283	16,113
Feed grade (g/t)	8.74	5.79
Recovery rate (%)	93.4	94.3
Silver
Production (ounces)	1,530,686	1,309,103
Sales (ounces)	1,648,544	1,286,033
Feed grade (g/t)	519.48	484.43
Recovery rate (%)	95.3	91.1
Financial (millions of US Dollars)
Revenue	$84.8	$64.0
Cost of sales excluding DDA(6)	(40.8)	(32.1)
Gross margin excluding DDA(6)	$44.0	$31.9
DDA	(20.6)	(13.3)
Mine operating earnings	$23.4	$18.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$8.8	$6.8
Expansionary	$0.1	$0.1
Exploration	$1.4	$1.8

Cerro Moro had an exceptional quarter, producing 44,801 GEO(2) comprising 25,254 ounces of gold and 1,530,686 ounces of silver, significantly exceeding production from the comparative period. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore, which accounts for over 70% of the now stabilized throughput.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the first quarter with Zoe contributions becoming more prevalent, and this trend is expected to continue during 2022. During the first quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. With improvements to mine development and flexibility, the Company anticipates maintaining a more balanced quarterly production profile over the year.

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Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the first quarter were $1,295, $837, and $1,122, respectively, all well below guidance, as a result of the exceptional production observed.

The mine has a significant inventory of veins that are comparatively lower-grade in relation to the very high Cerro Moro mineral reserve and mineral resource grade, that are not fully reflected in the current mineral reserves and mineral resource statements. These veins could potentially support new mineral resources for the plant expansion scenario with lower cut-off grades than the high grades currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

For further information on the Cerro Moro scalable plant and heap leach project and other initiatives please refer to Section 5: Construction, Development and Other Initiatives.

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

Cerro Moro Exploration

Exploration during the first quarter included completion of approximately 2,556 metres of exploration drilling in 12 drill holes. Delineation drilling at the Zoe East and Zoe West target was carried out during the quarter, accounting for 6,745 metres of drilling, returning positive results in Zoe East and visually positive results at Zoe West. Infill drilling will be initiated in the second quarter at Zoe NW, Escondida W and Veronica.

Exploration drilling in the first quarter continued to focus on the core mine Escondida-Zoe structural corridor, targeting extensions of known ore shoots to depth and laterally and to test new sectors. Drilling in the quarter was completed at Escondida West, Zoe and Loma Escondida. Most results are pending. Drilling at Zoe and Loma Escondida is ongoing.

Most of the Phase 1 2021 drilling results were received from the heap leach program at Domos La Union, where a Phase 1 resource definition drilling program was completed as part of an ongoing evaluation of heap leach potential at Cerro Moro. Definition of a mineral inventory of heap leachable material at Cerro Moro has the potential to increase resources and potentially increase production at the mine. Additional work completed during the quarter included ongoing geological mapping, and collection of 1,084 soil and 340 rock samples. Ongoing magnetometer and CSAMT ground geophysical surveys are advancing at several regional targets, including Cassius, Mosquito and elsewhere. Scout drilling is planned to continue at Mosquito during the second quarter.

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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended March 31,
Key Performance Information	2022	2021
Operating
Ore mined (tonnes)	244,707	250,970
Ore processed (tonnes)	329,460	335,341
GEO(2)
Production	49,866	43,277
Sales	50,658	46,009
Total cost of sales per GEO sold(6)	$1,108	$1,250
Cash costs per GEO sold(1)	$706	$785
AISC per GEO sold(1)	$996	$1,103
DDA per GEO sold	$371	$435
Gold
Production (ounces)	41,330	31,437
Sales (ounces)	41,461	33,576
Feed grade (g/t)	4.08	3.08
Recovery rate (%)	94.9	93.6
Silver
Production (ounces)	667,983	816,144
Sales (ounces)	718,007	844,152
Feed grade (g/t)	72.59	86.22
Recovery rate (%)	85.7	87.5
Financial (millions of US Dollars)
Revenue	$94.9	$81.8
Cost of sales excluding DDA(6)	(37.4)	(37.5)
Gross margin excluding DDA(6)	$57.5	$44.3
DDA	(18.8)	(20.0)
Mine operating earnings	$38.7	$24.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$10.3	$9.1
Expansionary	$0.8	$2.5
Exploration	$2.6	$3.9

El Peñón had a strong first quarter, with GEO(2) production of 49,866, comprising gold production of 41,330 ounces, and 667,983 ounces of silver. As planned, operations entered high gold grade zones during the first quarter which contributed to the solid gold production results. The Company expects that gold production will remain stable throughout the year, but a strong second half of 2022 will account for approximately 60% of silver production. Due to mining sequence and the mining of the Providencia Sur, Dorada SW and Flat zones, an increase in higher silver grade is anticipated. In addition, the higher silver grade zone Chiquilla Chica is scheduled to begin production at the beginning of June. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production was to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep was an important component of that strategy; accessing these new areas has now provided increased mining flexibility. With improved access now in place, and development rates able to support throughput, the Company expects higher production to come in the following quarters predominantly driven by higher grades.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,108, $706, and $996, respectively, were all well below the comparative period, as a result of the current period's planned and previously disclosed higher development rates, that facilitated access to additional mining areas. Mine development is currently occurring at a rate that exceeds 3,000 metres per month.

El Peñón Exploration

During the first quarter drilling completed at El Peñón, included 39 exploration drill holes totaling 16,888 metres dedicated to defining new inferred mineral resources, and 2,722 metres in 6 reverse-circulation and diamond drill holes testing regional targets.
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District exploration work during the first quarter continued to focus on the South Deeps target area south of the core mine development, continuing to produce encouraging results south of the highly productive El Peñón vein system of the existing mine. Such expansion of the vein system could in turn meet the objective of increasing production at a site that has significant excess plant capacity. First quarter work included 2,722 metres of reverse-circulation and diamond drilling in six drill holes in the South Deeps area, targeting the favorable rhyolite stratigraphy at depth of 300 to 600 metres below surface. All targets drilled intercepted the rhyolite unit with most holes intercepting sections of epithermal vein and breccia style mineralization with intervals of gold and silver mineralization. Areas currently being targeted are located up to 1,050 metres south of the southernmost development on the Martillo vein system, while a second area is located 600 metres south of the end of the Orito development. Drilling in both areas has cut altered and mineralized rhyolite, stratigraphically equivalent to the productive El Peñón rhyolite in the mine sequence, with El Peñón style alteration including widespread adularia and El Peñón style epithermal veins with gold and silver mineralization.

Exploration drilling at El Peñón during the first quarter included 39 drill hole completed in 16 sectors, including at Abundancia Main, Abundancia W, Aleste Sur, Al este de Dorada SW, Dorada SW, El Valle, Esmeralda, Fence Relave, Paloma, Pampa Campamento, Providencia, Sistema Discovery Sur, Sorpresa, Sorpresa Este, Vista Norte and Ventura in the northern, central and southern sectors of the mine. Targeting is continuing to focus on ore shoot trends, and higher grade sectors, as ore zones are extended to depth toward the lower dacitic unit across shallowly dipping faults. Positive results were returned from Paloma, Pampa Campamento, Sorpresa and Dorada SW.

Infill drilling is scheduled to start in early second quarter.

The positive exploration results received in 2021 and to date in 2022 at the South Deeps target are encouraging and provide the opportunity to add potential ounces in an easily accessible near mine setting.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended March 31,
Key Performance Information	2022	2021
Operating
Ore mined (tonnes)	174,710	204,658
Ore processed (tonnes)	193,426	240,022
GEO(2) (Gold)
Production	16,317	20,818
Sales	14,580	22,698
Feed grade (g/t)	2.84	2.90
Recovery rate (%)	92.4	92.9
Total cost of sales per GEO sold(6)	$1,662	$1,449
Cash costs per GEO sold(1)	$893	$898
AISC per GEO sold(1)	$1,341	$1,203
DDA per GEO sold	$755	$501
Financial (millions of US Dollars)
Revenue	$27.9	$40.7
Cost of sales excluding DDA(6)	(13.2)	(21.5)
Gross margin excluding DDA(6)	$14.7	$19.2
DDA	(11.0)	(11.4)
Temporary suspension costs(6)	(5.7)	—
Mine operating earnings	$(2.0)	$7.8
Capital expenditures (millions of US Dollars)
Sustaining and other	$3.0	$4.0
Expansionary	$3.4	$5.0
Exploration	$1.6	$1.1

Minera Florida reported gold production of 16,317 ounces during the quarter, in line with plan. Minera Florida's production was modestly impacted early in the quarter as a result of a previously disclosed labour action which has been resolved and resulted in a new long term collective bargaining agreement. The mine has normalized production levels and therefore is on target for the annual production guidance. During the past year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Internalization of mining activities, ongoing optimization of the haulage
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infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Consistent with the 10-year outlook, the plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter of 2021, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits. With the expected permitting timelines, the mine could begin operating at a planned 100,000 tonnes per month level in 2025. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the quarter were $1,662, $893, and $1,341 respectively. Costs are expected to improve throughout the year due to higher grades, and higher silver and zinc by-product credits. Total cost of sales and DDA on a per GEO(2) basis are higher than the comparative quarter due to the aforementioned lower ounces being divided over similar absolute DDA values. The absolute DDA remained relatively unchanged from the comparative quarter due to accessing certain areas of the mine that have higher historical development costs.

Minera Florida Exploration

Exploration results continued to identify extensions of known mineralized zones and generate new discoveries. Exploration activities at Minera Florida during the first quarter included completion of approximately 12,362 metres of drilling in 74 diamond drill holes, including 42 drill holes totaling 5,570 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 23 drill holes totaling 4,911 metres of exploratory drilling dedicated to defining new inferred mineral resources and 1,881 metres in 9 drill holes testing regional targets.

Infill drilling in the quarter was completed in six areas, including Cantillana, Don Leopoldo, Circular, Cucaracha, PVOS, Polvorín. Positive results were received in the quarter from PVOS vein (Mina Este block), Satelite Don Leopoldo, Don Leopoldo and Dominique veins, including high-grade intercepts returned from Dominique.

Exploration drilling in the first quarter included approximately 4.911 metres completed in 23 drill holes, testing eight targets, including Cantillana, Circular, Cucaracha, Lisette, Milenium, Peumo, Polvorin and VCN. Positive results were returned from Lisette Inferior Norte 1 and Bandolera 1 veins, where high grades were intercepted 150 metres below the current infrastructure, indicating that mineralization remains open for further expansion, and at the intersection between Patagua Norte and Don Leopoldo veins, with new positive intercepts.

District-scale exploration activity, focused on the discovery of new deposits, included 1,881 metres of scout drilling in 9 drill holes, targeting three sectors, including the Patagua Oeste, Las Lauras and Tribunaveins. Positive results were returned at Patagua Oeste near Agua Fria fault, defining new areas for further exploration. Additional district exploration during the quarter included the collection of over 300 surface rock and soil samples, and geological mapping, to define select target areas which may be drill tested in the future. Positive high grade surface rock chip samples are defining new drill targets in the Centenario and Centenario Este areas, north of the core mine area.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Wasamac Project, Canada

Project Summary

The wholly owned Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on Wasamac, intended to corroborate diligence reviews conducted by the
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Company on its purchase of Wasamac in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of Wasamac that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Wasamac is designed as a modern underground operation with a small footprint and almost all surface infrastructure located on the north of Route 117 highway, away from the neighbouring community. Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution. Ore will be processed through a new processing plant at a planned average throughput of 7,000 tpd and tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility.

Following a rapid production ramp-up in first year, Wasamac will sustain gold production of approximately 200,000 ounces per year for at least the following four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.

Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later and first gold production scheduled for 2026.

Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities. The Company plans to fully fund development with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once the required permits are received.

Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment. LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.

Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on mineral reserves and excluding future upside potential from encouraging exploration prospects. There is potential for a significant increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.

Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through at least 2041.

First Quarter Progress Update

During the first quarter, the Company continued to advance the bulk sample permitting process for Wasamac and expects to obtain the required approvals in the first quarter of 2023. The bulk sample permit would allow construction to commence on the ramps, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical assumptions and optimize the processing flow sheet and mining sequence. Construction on surface facilities to support the ramp development activity and associated environmental requirements would also advance. The Company anticipates that a detailed update will be provided mid-year.

The bulk sample was not considered in the feasibility study base case and initiating the process has the potential to further enhance the economics and mitigate risks of the project. Additional benefits of the bulk sample include:

a.Build production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.
b.Capture opportunities to optimize the processing performance, as preliminary results of optimization studies indicate the potential to improve average gold recovery by 3%, and up to 5.5% for certain zones of the deposit.
c.Confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment.
d.Establish drilling platforms to perform delineation and exploration drilling at Wasamac, Wildcat and new zones from underground.

Substantial work is also underway to select the leading technologies available for the development and operation of Wasamac. The key objectives remain to increase worker safety, minimize impact on the environment and the community, and reduce consumption of non-renewable energy and greenhouse gases. Technologies under evaluation include electric production vehicles, autonomous vehicles, bio-lubricants and ventilation on demand.
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The Company relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our stakeholders, including neighbors, and First Nations. A community relations office has now been established to further facilitate ongoing engagement with local residents and accessibility to the Company's team, as well as providing up-to-date information on the project. A campaign of environmental baseline data collection is currently underway. Completion of all work for the submission of the Environmental Impact Assessment (“EIA”) is expected in the second quarter of 2022, with the filing expected by the end of 2022.

For additional information on the planned Wasamac exploration initiatives, please refer to Section 6: Exploration.

Opportunities Providing Upside

The Company believes that the discovery of the two new parallel mineralized structures in between the Wasamac shear and the Cadillac Tectonic zone is further evidence of the excellent geological upside on the large Wasamac property, and it plans to continue the drilling programs to grow the mineral inventories with an accelerated program. These results are aligned with the Company’s strategic objective and are expected to support a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years.

A concurrent exploration effort will focus on expanding the current mineral resource envelopes to depths below the established mineral resource, with testing for mineralization to target poorly explored gaps between mineralized zones. The Francoeur, Arntfield, and Lac Fortune gold deposits, located just six kilometres from the planned Wasamac milling facilities, represent additional potential exploration upside. Mineralization on the Francoeur property and that exposed in recent trenching at Arntfield by the property’s previous owner consists of mylotinized, albite-carbonate altered rocks with pyrite mineralization very similar to Wasamac. This shear zone can be traced a further six kilometres from the Wasamac-Francoeur property boundary to the west of the historic Francoeur mine. Several parallel shear zones located south of Francoeur with significant known mineralization, including Lac Fortune, and an interpreted southern splay of the Wasa Shear in the Arntfield area are excellent further targets for drilling and potential mineral resource expansion.

Exploration success also unlocks the opportunity to utilize the full design capacity of the processing plant of 2.74 million tonnes per year, or 7,500 tpd, which could increase annual gold production. Furthermore, future potential incremental expansions to the processing plant will be considered in the engineering phase in the event that ongoing exploration success provides additional production sources.

A program has been implemented to improve recovery, simplifying the process and to better understand the metallurgy of the different areas of the deposit. Preliminary testing indicates that average gold recovery could potentially increase by approximately 3% as compared to the feasibility study.

Odyssey Project, Canadian Malartic, Canada (50% interest)

Project Summary

The underground Odyssey project is located east of the current Canadian Malartic open pit operation and is comprised of the East Gouldie, Odyssey South, Odyssey North and East Malartic mining zones with a combined mining rate of approximately 19,500 tonnes per day when operating at full capacity. Ore will be transported to surface using a combination of shaft hoisting, from the lower zones, and truck haulage, from the upper zones; all ore will be processed at the existing Canadian Malartic processing plant. Tailings will be deposited underground as paste fill and in the Canadian Malartic pit, once the pit is depleted.

A NI 43-101 technical report for Canadian Malartic was completed in March 2021, and includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. First production from the Odyssey South deposit is expected in 2023. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis.

As of December 31, 2021, the Odyssey Project contains 2.35 million ounces of gold in Indicated Mineral Resources and 13.15 million ounces of gold in Inferred Mineral Resources of which 7.3 million ounces, or approximately 47%, is included in the technical study mine plan. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. The mineralization geometry and very good rock quality are ideal for bulk mining. The East Gouldie zone in particular is at least one kilometre in height, one kilometre in strike length and typically 15 metres wide, with maximum widths of up to 80 metres. Infill drilling confirms excellent grade continuity throughout the deposit. As such, large stopes of 30 to 50 metres high by 20 metres wide are achievable.

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On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs(1) per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, with no external funding required. With work in 2022 and 2023 related to the shaft sinking and the focus on surface infrastructure as further described below, capital costs are highest in 2022, and as previously disclosed, begin to decline in 2023.

First Quarter Progress Update

The Company and its partner made a positive construction decision of the Odyssey project following technical study results in February of 2021. Following significant advancement of the project in 2021, the Odyssey team is focusing on two key milestones:
I.Initiation of shaft sinking by the fourth quarter of 2022
II.First gold production from Odyssey South in the first quarter of 2023

The project continues to be on budget, and on schedule.

The concrete pour to construct the 93-metre-tall headframe was completed on schedule in the fourth quarter of 2021, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe is ongoing. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. Construction of the temporary hoist building and waste silo is on schedule.

The first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023. Underground development performance was above target in the first quarter of 2022 to approximately 520 equivalent metres per month with the opening of additional headings and arrival of the first Odyssey development equipment. Ventilation is now provided directly through a fresh air raise to surface and two bays in the maintenance garage are now available. As an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team and development rates are planned to continue increasing throughout the year. Priority continues to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones. The compressor building is expected to be completed in the second quarter and construction of the paste fill plant and 120 KV power distribution line are on schedule to support the Odyssey South stoping sequence. Decree amendment and the mining lease process continue to be on target and all required permits to commence production from Odyssey South are expected by the end of 2022.

Opportunities Providing Upside

The intention of the Partnership was always to build upon the base case scenario presented in the technical study by realizing value enhancement opportunities improving the production profile and extending mine life. Throughout 2021, these opportunities have increased in confidence and definition as a result of the ongoing exploration success and the rapid advancement of the project.

Extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic. Drilling in 2021 added 1.1 million ounces of total gold mineral resources as a result expanding the resource envelope at East Gouldie and infill drilling of East Gouldie confirmed the deposit grades and widths and converted 1.5 million ounces to gold indicated resources on a 100% basis.

In the near-term, Canadian Malartic has the opportunity to improve the gold production profile during the transition from open pit to underground mining, especially from 2026 to 2028. As a first step, the Barnat pit design was optimized, adding 290,000 ounces (100% basis) to year-end 2020 open pit mineral reserves. Processing of the marginal grade stockpile also remains an opportunity, especially if the gold price remains at current levels. Furthermore, infill drilling of the Odyssey Internal zones from the underground ramp in 2021 has defined potentially mineable zones that are currently not included in the technical study mine plan and could potentially be mined from the Odyssey South ramp within the next five years.

In the technical study, gold production during the 2021 to 2028 construction period is expected at 932,000 ounces (100% basis). The initial expansionary capital of $1.14 billion (100% basis) over this eight-year period does not include any offsetting gross margin from pre-commercial production due to amendments to the relevant accounting standard*, which represents a practical consequence of IFRS application. Assuming a gold price of $1,550 per ounce, more than half of this initial expansionary capital spend would be effectively offset and subsidized from such gross margin, such that the remaining net initial expansionary capital requirements from 2022 to 2028 is approximately $170 million on 50% basis. Proceeds from additional underground production, from Odyssey Internal zones or other, would further subsidize capital requirements.

With a significant production platform, material cash flow generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in
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the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 20,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there. The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at Camflo, East Amphi and Rand provide potential to add tonnage and production. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Although at the very early stages, these results suggest the potential for a second production shaft that could increase throughput over the longer term. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources.

For further details on the Odyssey Project, please refer to Yamana's February 11, 2021 press release entitled 'Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project at Canadian Malartic With Construction Decision Approved; Adopts Climate Change Strategy'.

*The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use, and instead the margin generated from such pre-commercial activities will be in the Statement of Operations.

Jacobina, Brazil

Project Summary

Phased expansion of the Jacobina operation in Brazil is expected to establish a gold production platform of up to 350,000 ounces per year. Jacobina’s large inventory of mineral reserves and mineral resources continues to grow faster than mining depletion, providing the basis for a multi-decade strategic mine life at low costs and high cash flow.

In 2021, the Company initiated a simplified approach to the Phase 2 expansion to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated. The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to de-risk the project and require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

With the Phase 2 expansion advancing ahead of schedule, the Company is now pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year by 2025 with a modest capital expenditure of $20 million to $30 million.

The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

First Quarter Progress Update

During the fourth quarter of 2021, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6, 2021 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. The successful result is the culmination of a two-year process during which the Company worked closely with government agencies to ensure that Jacobina continues to operate in a responsible, sustainable way to the benefit of all stakeholders. The Company has strategically elected to operate in the Americas in rules-based jurisdictions with a mining pedigree providing certainty for conducting its operations which has been exemplified with the Brazilian permitting process for
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Jacobina. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

Phase 2 is on schedule to achieve the throughput objective of 8,500 tpd by the middle of 2022. Throughput in the first quarter averaged 7,850 tpd, a 3% increase over the previous quarter. The ramp up to 8,500 tpd will be achieved through a continuation of incremental improvements to de-bottleneck the processing plant. Optimization of the crushing circuit which did not require the installation of new equipment is already complete. During the first half of 2022, several additional initiatives are expected to be completed including optimizing the grinding process with the installation of ultrasonic density meters to optimize ore feed control to the mills and increasing the capacity of the electrowinning circuit. In 2023, further initiatives could be undertaken to support recovery rates at the higher throughput level but depending on performance, some of these initiatives may have the flexibility to be deferred until the Phase 3 expansion.

To support the higher processing rates, Jacobina continues to increase underground mining capacity and has prepared an inventory of lower grade stopes and stockpiled ore on surface to provide supplementary mill feed during the ramp up phase. With the higher than planned processing rates that are now anticipated, the Company continues to draw from this supplementary ore in the first half of 2022. The accelerated mine plan shows mill feed grades increasing over the next two years.

The tailings storage strategy is aligned with the accelerated expansion timeline. Construction of the latest phase of the tailings storage facility was recently completed, providing tailings storage capacity at 8,500 tpd until the end of 2023. Further permitted phases of the tailings storage facility provide adequate storage capacity to support the life of mine plan. A comprehensive tailings storage strategy is well advanced to provide additional storage solutions including hydraulic backfill, paste fill, and a dry-stack tailings storage facility.

Opportunities Providing Upside

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including those of the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometres. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometre long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2021, past gold production from the mine complex was well over two million ounces, with mineral reserves of 2.94 million ounces of gold and total mineral resources of approximately 5.7 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometres of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

Cerro Moro, Argentina

Project Summary

The mine has a significant inventory of veins that are comparatively lower-grade in relation to the very high Cerro Moro mineral reserve and mineral resource grade, that are not fully reflected in the current mineral reserves and mineral resource statements. These veins could potentially support new mineral resources for the plant expansion scenario with lower cut-off grades than the high grades currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro
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could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

First Quarter Progress Update

During the first quarter, Yamana advanced the plant expansion study. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production, and in turn reduce fixed costs per unit at the mine, as those costs would be distributed over additional ounces. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. Capital estimates for the phase 2 expansion are also $15 million to $20 million, for a total capital investment over the two expansion phases estimated at $30 million to $40 million. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The Company is undertaking additional test work to confirm the optimal flow sheet option and will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources. Current exploration budgets are designed to allow for the replacement of not only mining depletion but the annual addition of inferred mineral resources for a constant pipeline of high quality mineral resources for an ongoing annual conversion to mineral reserves.

In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. A four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 g/t. and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. As a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 to 8 million tonnes. Conceptual engineering for a 5,000 tpd heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022.

Opportunities Providing Upside

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the
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world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

MARA Project, Argentina (56.25% interest)

Project Summary

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera have created the MARA Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest in the MARA Project. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee was formalized, comprised of representatives of the three shareholder companies, to provide oversight and guidance to the advancement of the feasibility study.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the host communities, the province of Catamarca and Argentina.

The MARA Project has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera ore bodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

On July 19, 2019, the Company announced the positive results of pre-feasibility study (A) ("PFS(A)"), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as pre-feasibility study (B) ("PFS(B)"), and is now advancing a full feasibility study on the MARA Project, with updated Mineral Reserve, production and project cost estimates. The engineering effort for the feasibility study is expected to be completed by the end of 2022 and the finalized report in early 2023.

The pre-feasibility study for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates will be transported by the existing pipeline to Tucuman and then by railway to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are studied as part of current design phase.

These previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the significant level of environmental baseline data required for such studies.

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The 2020 PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent* production;
•Cash costs(1) of $1.32 per pound and AISC(1) of $1.44 per pound for the first 10 years of production;
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B);
•NPV of $1.906 billion and an increased IRR of 21.2%**; and
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

*    Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
**    Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

After obtaining all the permits required for local authorities, work during 2021 focused on advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns and other field work at site. MARA has also been advancing social and environmental baseline studies as well as permitting and engaging with local stakeholders to strengthen the project’s social license.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and permitting processes via Yamana’s controlling interest, while considering strategic alternatives that could unlock significant value along the way. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital intensity copper projects globally.

During the last year, several proposals were presented to the Company for its interest in MARA and, after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting as the certainty of the project from these events is expected to create more value for the project.

First Quarter Progress Update

Work during the first quarter of 2022 focused on continuing the progress in 2021: advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns, field work at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure and is expected to be completed by the third quarter of 2022.

The Company is also planning to perform deep drill holes in 2022 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone.

The metallurgical field drilling program was completed in 2021 and all metallurgical drill core samples have been shipped for metallurgical test work in Canada. Assaying of all samples has been completed with the metallurgical test program now underway. The initial test work results received are well aligned with previous results and expectations. The current bench-scale work will be followed by pilot plant investigations that will also generate samples of final concentrate and process plant tailings required for third party testing and equipment sizing by the various major equipment vendors. The program is planned to be completed in the second quarter of 2022.

Opportunities Providing Upside

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. Further tests and studies are being advanced for the feasibility study stage to confirm and optimize these results. Mine engineering work completed to date includes mine design and mine sequencing optimizations, and an updated preliminary production plan at the higher throughput rate. Efforts on the mining area during 2022 will be focused on updates of the resource model with the new field information and subsequent updates to the mine plan, as well as to continue advancing the engineering of the mine infrastructure.

Project engineering work has advanced on many fronts to a full feasibility study-level of definition. These include the mining area interface, primary crushing and overland conveying system to the existing Alumbrera plant. Mechanical layouts and process and instrumentation diagrams have been completed and detailed earthworks, foundation and structural steel designs are underway. Supplemental geotechnical drilling for the ore transportation tunnel access is underway and the detailed tunnel design will be advanced upon availability of updated field information.
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Parallel to the exploration program, MARA is conducting field campaigns to complement the ESIA baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the full ESIA. The Company plans to complete the ESIA definition for MARA by the end of 2022. The estimated remaining expenses for the Company to advance the project through the feasibility study and ESIA are approximately $13.0 million (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the largest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and HSSD/ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of the five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option envisages the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% position held in the Agua de la Falda joint venture with Codelco, located near El Salvador in the Atacama region of northern Chile. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low-capital starter-project based on the remaining oxide inventory in heap leach pads and open pits; the study demonstrated positive results and quick payback. The Company is also evaluating strategic alternatives for the asset, including the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims and in the areas the Company owns 100%. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

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6.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and is continuing to advance this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects with a shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. Investing in and advancing in-house exploration opportunities is a cost-effective and prudent component of the Companies overall growth strategy.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed the cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement, and where the Company can deploy its corporate knowledge to provide value-added support. As part of its corporate approach, the Company shares information and best practices among its operations. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended March 31,
(In millions of US Dollars)	2022	2021
Exploration and evaluation capitalized*	$15.8	$15.9
Exploration and evaluation expensed**	5.0	6.1
Total exploration and evaluation expenditures	$20.8	$22.0
*    Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
**    Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the first quarter, exploration drilling and other field activities were carried out as planned in most jurisdictions, as COVID-19 prevention, monitoring, testing, as well as the high levels of employee and contractor vaccination rates, continued to have a positive impact across the Company’s operations.

The Company is continuing to advance its regional exploration projects, with particular focus being placed on Jacobina and Lavra Velha, which currently represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in the first quarter in Brazil at Lavra Velha and Jacobina Norte. Field activities also advanced at the Company’s Ivolandia, Colider and Arenopolis projects, with collection of soil and rock samples and geological mapping at several targets. An airborne geophysical survey flown over a 210 square kilometre area at Ivolândia was completed during the first quarter, and survey data integrated with other project data, is anticipated will generate new exploration targets.

Exploration in Chile in the first quarter included surface evaluation and target development on several early-stage Yamana projects in several mineral belts, evaluation of select third party opportunities, and regional targeting efforts. Surface samples collected during the quarter across all projects in Chile totaled 618 rock and 215 soil and stream sediment samples. 97 days of geological mapping were completed. Select projects may be advanced in 2022.

In Argentina, field work in the first quarter at the Companies Las Flechas property included collection of 901 soil and 53 rock samples and geological mapping of key targets in preparation for drilling to test breccia-related high-sulphidation epithermal gold
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and porphyry copper gold targets, rescheduled for the first quarter 2023. Additional exploration work conducted in Argentina in the first quarter included surface evaluation and target development on several early-stage Yamana projects, regional targeting programs, and evaluation of third party properties.

At Monument Bay, Manitoba, results from the recently completed deep drilling program are being evaluated with planning for the next steps for the project. Exploration drilling continued at the recently acquired advanced Wasamac property, in the Abitibi-Témiscamingue region, Quebec, where ongoing infill drilling continues to demonstrate the wide, consistent nature of mineralization at the Wasa deposit, and ongoing exploration drilling has identified new zones of mineralization at the Wildcat South target. Initial field work completed in 2021 on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option is being reviewed in preparation for a planned 2022 program, to start in the second quarter.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of exploration has been the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored and hosts potential for additional discovery. A smaller but important component of recent exploration at Monument Bay has been the continued evaluation and advancement of secondary targets on the property.

Most recent exploration at Monument Bay has been to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The recently completed winter 2021 drill program provided an initial test of the depth extent and potential of several well-defined high-grade steeply plunging mineralized shoots along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Highlights from the winter 2021 program included the following core length intercepts: 6.52 g/t of gold over 2.14 metres (TL-21-732) and 4.20 g/t of gold over 6.28 metres, including 2.58 metres grading 7.48 g/t of gold (TL-21-727B) as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program'. These and other results are being evaluated as next steps are being determined.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics, together with results from government geological survey geochemical results collected from glacial till, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and pending conclusion of community consultation, completion of an archeology study, and permitting, exploration work is anticipated to be completed in 2022. Data compilation and drill target refinement have been recently completed.

Wasamac, Canada

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities progressed as planned during the first quarter, with a focus on infill drilling on the Wasamac resource, with 11,914 metres in 20 drill holes completed. As previously reported in the April 4, 2022 press release 'Yamana Gold Announces Positive Exploration Results, Underpinning Strategic Upside At El Penon, Odyssey And Wasamac, Announces Completion of TCFD Climate Action Report Relating to Recently Announced Climate Action Strategy, And Notes Investor Day On April 5', drill hole highlights from infill drilling continue to demonstrate the wide consistent nature of mineralization along the Wasa shear zone, including estimated true width intercepts: WS-21-556 with 3.17 g/t of gold over 14.78 metres; WS-21- 539 with 3.41 g/t of gold over 5.02 metres; and WS-21-532 with 2.30 g/t of gold over 16.71 metres. Three drill rigs are currently operating to advance the
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infill drilling program. Drilling completed in the first quarter also included 4,734 metres of geotechnical drilling in 14 drill holes, advancing geotechnical work.

Exploration drilling completed in the first quarter totaled 1,035 metres in two drill holes completed at the Wildcat and Wildcat South regional targets. Wildcat South is a magnetic anomaly discovered by a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992 line-kilometres. As previously reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects', drill hole WS-21-524 intercepted two new mineralized zones, including an upper mineralized interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres at a downhole depth of 402.93 metres and further down hole, two mineralized intervals within a 30 metre wide chlorite-sericite-pyrite altered shear zone returning assays of 2.3 g/t of gold over a core length of 0.60 metres and 1.3 g/t of gold over a core length of 0.30 metres. In addition, work completed during the first quarter included the relogging and resampling of 19 historic drill holes as part of ongoing campaign of sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the mineral resource base. Work on the Francoeur property during the quarter included ongoing modelling and compilation of drilling and other historic data. Field work is planned to start at Francoeur in the second quarter, including mapping and surface sampling and target definition in preparation for exploration drilling.

Francoeur, Canada

The Wasamac property was expanded during the second quarter of 2021 with the acquisition in June, 2021 of the adjoining Francoeur, Arntfield and Lac Fortune properties (the “Francoeur” property), located to the west and along strike of the Wasamac property, as well as additional claims in the Beauchastel township to the east of Wasamac, from Globex Mining Enterprises Inc. Project consolidation and integration of exploration data from Wasamac and the acquired properties continued during the fourth quarter. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre long western continuation of the Wasa shear - located immediately north of the prolific Cadillac Break - with mineralization similar to that at Wasamac. Exploration drilling is expected to begin during the second quarter of 2022, following completion of data compilation and integration and target definition, with objectives of adding mineral resources that could extend mine life or enhance production scenarios at the proposed Wasamac mine.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping, stacked near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold-(copper) anomalies in soil and rock which are being advanced and drill tested as part of the ongoing exploration program. There are a number of significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization.

Exploration activity at Lavra Velha during the first quarter included the completion of 699.8 metres of exploration drilling in six drill holes, including one ongoing drill hole at Lavra Velha Flanco Oeste, two holes completed at Lavra Velha SW (LVSW) - Lavra Velha SW Extension (LVSW Ext.) and three drill holes completed at Matinos (Alvinópolis North target). Drilling at Matinos targeted the depth potential of mineralized quartz-Fe-oxide-Cu-Au breccias that crop out intermittently along a 1.7 kilometre corridor. Drilling at LVSW - LVSW Ext. tested the southern extension of shallow gold bearing structures at LVSW, intersecting zones of high-grade gold (copper) mineralization associated with iron oxide and iron sulphide vein and breccia mineralization at shallow depths, extending the LVSW mineralization up to 350 metres to the south-southwest. These results are considered encouraging and may be followed up with additional drilling in the second quarter. Additional generative work completed during the fourth quarter included collection of 90 soil and rock samples, geological mapping and initiation of planned ground IP and magnetic geophysical programs at Lavra Velha.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine.
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Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Exploratory drilling completed during the first quarter at Jacobina Norte totaled 1,251 metres in three drill holes at the Arapongas target, testing an approximate 750 metre strike length hosting anomalous surface sample and drilling results associated with conglomerate horizons. Drilling returned multiple zones of gold mineralization in the Cafeeiro, Rubio, Torrinha and Maroto reefs, displaying strong oxidation including hematite, fuchsite alteration and pyrite mineralization similar in appearance to the Main Reef at Morro do Vento. These initial exploratory drilling results at Arapongas are considered encouraging and are being followed with additional drilling. Drilling is ongoing at Arapongas and at the Barrocão Velho target.

Exploration activity completed in the first quarter also included collection of 1,251 surface soil and rock samples and 30 days of geological mapping, advancing other targets, including the Curralinho target, a largely covered area located between Serra Branca and Arapongas, where anomalous values ranging up to 3.1 g/t of gold in soil samples has outlined two separate soil anomalies along a 3.2 kilometre long north south trend associated with conglomerate occurrences and anomalous rock chip samples.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16). The latest round of drilling results, reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program’, included the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026); and 0.20 g/t of gold, 1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020). Disseminated and massive sulfide mineralization at the São Francisco target is now defined semi-continuously along a 2.3-kilometre east-west corridor, which remains open for expansion along strike and down dip.

Exploration activities completed at Borborema during the first quarter included continued development of regional targets with collection of 347 soil and rock samples and continued geological mapping at the Atoleiro and Atoleiro East Extension targets, located 20 kilometres northeast of São Francisco, where historic surface rock samples range up to greater than 30 g/t of gold, 1,000 ppm of zinc and 250 ppm of copper within a geological setting similar to that defined at São Francisco, and at the Tigre target, located 30 kilometres northeast of São Francisco, where historical surface rock samples range up to greater than 5 g/t of gold occur along a 7 kilometre trend. A high-resolution airborne magnetics and radiometric geophysical surveys over a 200-square kilometre area at Borborema completed in the fourth quarter of 2021 has been integrated into the property database, generating several new potential areas of interest and identifying key structural and stratigraphic features which are expected to aid in drill targeting and prioritization of drilling and other activities.

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While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property.

Colíder, Brazil

Colíder is an early stage project located in Mato Grosso state in the newly developing Alta Floresta district, which is being explored for porphyry copper and porphyry gold deposits by Anglo American and Aura Minerals. Yamana has completed soil and rock geochemistry surveys, geological mapping and an initial round of exploratory drilling in 2021 on parts of its 19,700-hectare property, with several drill-ready gold and polymetallic targets defined. While initial drilling has returned low-grade gold and base-metal (copper, lead and zinc) intercepts, much of the property remains untested. Exploration work completed at Colíder in the fourth quarter, 2021 at the central Bororo target, defined a 1.4 kilometre long silver and gold anomaly in soils, where historical surface rock chip sample results range up to 3.97 g/t of gold, warranting follow-up evaluation. Exploration work completed at Colider during the first quarter included the collection of 85 surface rock and 36 soil samples on the newly acquired Peixotinho property, located 10 kilometres south of main Colíder claim block.

Ivolândia, Brazil

Exploration activities completed at Ivolândia in the first quarter included completion of completion of 567 metres of drilling in 3 drill holes targeting the southern extension along the N160°/~-10° interpreted plunge direction of shallow high-grade quartz veins and veinlet related mineralization intersected in historic Yamana drilling at the Ivolandia target. All three holes intersecting zones of sheared altered metavolcanics hosting quartz veinlets and pyrite-arsenopyrite mineralization. Assays are pending. Additional work completed during the first quarter included the collection of 192 surface rock samples and 290 soil samples at the northern extension of the Ivolândia target (Ivolândia North), where XRF analyses indicate elevated arsenic contents along an 800 metre trend. Assay results received for soil and rock samples collected during the fourth quarter 2021 highlighting a new target area located northeast of Ivolândia of anomalous arsenic in soils and gold assays in rocks up to 8.42 g/t Au. At Arenopolis, ongoing soil and rock sampling continued during the first quarter. Results were received during the first quarter for an airborne magnetic survey encompassing a 210 square kilometre area at Ivolândia covering the main NW – SE trend from Boa Vista - Ivolândia to Esmeril - Matrinxão corridor, highlighting several geological and structural features of interest.

7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	March 31, 2022	December 31, 2021
Cash and cash equivalents	$516.4	$525.0
Current assets (including cash and cash equivalents)	861.8	835.5
Non-current assets	7,539.8	7,547.2
Total assets	$8,401.6	$8,382.7
Current liabilities	409.0	445.8
Non-current liabilities (excluding long-term debt)	1,965.6	1,960.9
Long-term debt	773.2	772.8
Total liabilities	$3,147.7	$3,179.5
Equity attributable to Yamana Gold Inc. equity holders	4,444.0	4,395.9
Non-controlling interests	809.9	807.3
Total equity	$5,253.9	$5,203.2
Working capital(5)	$452.8	$389.7

Total assets were $8.4 billion as at March 31, 2022, compared to total assets of $8.4 billion as at December 31, 2021. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value-added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at March 31, 2022, were $3.1 billion compared to $3.2 billion as at December 31, 2021. The Company's liability base is primarily comprised of non-current liabilities such as long-term debt, deferred tax liabilities, and environmental rehabilitation provisions. Other significant liabilities include: trade payables, current income taxes payable and provisions.

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Cash and Working Capital

Cash and cash equivalents were $516.4 million as at March 31, 2022, compared to $525.0 million as at December 31, 2021. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash held by the MARA subsidiary, with a March 31, 2022 balance of $218.3 million, and a December 31, 2021 balance of $217.3 million. The Company had working capital of $452.8 million as at March 31, 2022, compared to a working capital of $389.7 million as at December 31, 2021.

Net change in working capital movement was a cash outflow of $45.6 million for the three months ended March 31, 2022. Working capital for the quarter was impacted by several items including:
•Increases in inventories at certain mines, due to higher material and supply levels to mitigate current geopolitical conflict risk, stockpiling strategies and timing of finished goods inventory sales,
•Decreases related to settlement of year-end trade and other accruals during the first quarter, including annual compensation-related payments, and
•The timing of collection of indirect tax credit recoverables and payments related to prepaids and advances

Total Debt

Total debt was $773.2 million as at March 31, 2022, compared to $772.8 million as at December 31, 2021, the difference fully attributable to the amortization of deferred issuance costs. Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile. During the third quarter of 2021, the Company took advantage of market conditions to improve the terms of its outstanding notes by extending maturity and reducing carrying costs, by completing an offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024. The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the existing notes represents the culmination of significant debt reduction efforts initiated in 2019.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at March 31, 2022, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $164.0 million. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash position.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended March 31,
(In millions of US Dollars)	2022	2021
Cash flows from operating activities	$151.7	$160.2
Cash flows from operating activities before net change in working capital	$197.3	$183.4
Cash flows used in investing activities	$(120.6)	$(104.3)
Cash flows used in financing activities	$(39.6)	$(28.7)
Net free cash flow(1)	$111.8	$123.5

Operating Activities

Cash flows from operating activities for the three months ended March 31, 2022 were $151.7 million, compared to $160.2 million for the comparative period in 2021. Cash flows from operating activities before net change in working capital for the three months ended March 31, 2022 were $197.3 million, compared to $183.4 million for the comparative period in 2021, which increased predominantly due to higher revenue resulting from higher average realized gold prices(1) in the current quarter.

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Investing Activities

For the three months ended March 31, 2022, net cash outflows from investing activities were $120.6 million compared to $104.3 million in the comparative quarter. Net cash outflows in the current quarter were comprised primarily of capital expenditures of $94.2 million (2021: $80.2 million). The increase in capital expenditures from the comparative quarter was most significant at Canadian Malartic, where the Company has begun development work on the Odyssey underground project; the Wasamac Project, where the Company announced a development decision in July 2021, and at Jacobina where the phased expansion continues to progress. In addition, during the quarter the Company made $7.7 million in minority position investments as follows: Benchmark Metals for $5.1 million, Thesis Gold for $0.9 million, and Karus Gold for $1.6 million. From time to time, the Company’s strategy includes holding investments in prospective exploration-stage companies in Canada including Quebec and British Columbia, amongst other prominent areas, giving the Company an opportunity to further evaluate related opportunities.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended March 31, 2022, net cash outflows from financing activities were $39.6 million compared to $28.7 million in the comparative quarter. Cash outflows from financing activities in the quarter included dividend payments of $28.7 million (2021: $24.8 million), and interest payments on long-term debt of $8.7 million (2021: $5.1 million), partially offset by cash contributions received from MARA non-controlling interests of $5.1 million (2021: $6.2 million).

Net Free Cash Flow(1)

The Company generated net free cash flow(1) of $111.8 million in the first quarter of 2022, compared to net free cash flow(1) of $123.5 million in the first quarter of 2021, with the majority of the impact attributable to working capital timing.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 11: Non-GAAP Financial Performance Measures.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	March 31, 2022	December 31, 2021
Shareholders’ equity	$5,253.9	$5,203.2
Debt	773.2	772.8
	6,027.1	5,976.0
Less: Cash and cash equivalents	(516.4)	(525.0)
	$5,510.7	$5,451.0

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2022, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total*
Debt
Repayment of principal	$—	$—	$—	$782.9	$782.9
Interest	28.7	55.8	52.5	66.8	203.8
Capital and other financial commitments	108.5	55.1	13.7	—	177.3
Environmental rehabilitation provisions	26.8	51.7	34.4	434.1	547.0
Total contractual obligations and commitments	$164.0	$162.6	$100.6	$1,283.8	$1,711.0
*    Additionally, as at March 31, 2022, the Company had outstanding letters of credit totalling $72.4 million (C$90.5 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $37.5 million and $13.6 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $28.8 million representing security guarantees in Brazil and $2.0 million representing guarantees for fuel supply at Cerro Moro.

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OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	April 27, 2022	March 31, 2022
Common shares issued and outstanding	961,039	961,021
Share options outstanding	—	—
Restricted share units	2,429	2,433

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2022, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

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The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended March 31, 2022, spot gold prices averaged $1,877 per ounce, representing an increase of 5% compared to $1,794 per ounce in the first quarter of 2021. Prices ranged between $1,788 and $2,039 per ounce during the first quarter of 2022. As at March 31, 2022, the closing price was $1,942 per ounce.

Gold prices moved higher in the first quarter of 2022, benefiting from rapidly rising inflation rates and the geopolitical uncertainty created by the Russia-Ukraine war. Prices continue to be driven by inflation concerns, nominal and real rates and US Federal Reserve policy signals. Increasing investor interest was evident as global ETF holdings saw significant inflows in the first quarter of 2022. In the short-term, gold prices are likely to continue to be driven by geopolitical risk, the challenging inflation backdrop, and the US dollar and real yields. Going forward, relatively accommodative global monetary policies, continued inflationary pressures, combined with sustained investor and central bank interest should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2022. Turkey and Argentina are notable buyers. Geopolitical trends, inflationary concerns and higher oil prices should continue to support central bank purchases.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

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US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Argentine Peso and Chilean Peso weakened against the US Dollar, while the Brazilian Real strengthened and the Canadian
Dollar remained consistent during the three months ended March 31, 2022, compared to the same quarter of 2021. In the short term, these currencies will continue to be impacted by specific regional events and central bank monetary policies. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate			Period-end Exchange Rate
	For the three months ended March 31,			As at March 31,	As at December 31,
	2022	2021	% *	2022	2021	% *
USD-CAD	1.2663	1.2665	—%	1.2496	1.2678	(1.4)%
USD-BRL	5.2330	5.4730	(4.4)%	4.7378	5.5805	(15.1)%
USD-ARS	106.602	88.5720	20.4%	111.010	102.720	8.1%
USD-CLP	809.44	724.19	11.8%	787.98	844.69	(6.7)%
*    Positive variance represents a US Dollar appreciation in relation to the foreign currency.

As at March 31, 2022, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Min. average call price*	Max. average put strike price*	Total (millions)
Brazilian Real to USD
April 2022 - December 2024	R$5.25	R$5.93	R$576.0
Chilean Peso to USD
April 2022 - December 2024	CLP$750.00	CLP$889.00	CLP$163,425.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos.

In addition, as at March 31, 2022, the Company had forward contracts as follows:

	FX/USD forward rates (range)*	Total (millions)
Brazilian Real to USD
April 2022 - December 2024	R$5.38 - R$5.53	R$810.0
Chilean Peso to USD
April 2022 - December 2024	CLP$798.69 - CLP$869.00	CLP$179,625.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos

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INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2022 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2021.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the condensed consolidated interim financial statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.
The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in the Company's consolidated financial statements for the year ended December 31, 2021.

11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow;
•Free cash flow before dividends and debt repayment; and
•Average realized price per ounce of gold/silver sold
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The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

CASH COSTS AND ALL-IN SUSTAINING COSTS PER GEO SOLD

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA and standby and other incremental COVID-19 costs, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC, for the three months ended March 31, 2022, and March 31, 2021. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Reconciliation of Total Cost of Sales to Cash Costs and AISC
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Cash Cost & AISC Reconciliation - Total	For the three months ended March 31, 2022			For the three months ended March 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(6)	$179.2	$179.2	$—	$172.1	$172.1	$—
DDA	108.7	108.7	—	100.4	100.4	—
Total cost of sales(6)	$287.9	$287.9	$—	$272.5	$272.5	$—
Cash cost adjustments:
DDA	(108.7)	(108.7)	—	(100.4)	(100.4)	—
Standby and other incremental COVID-19 costs(6)	(4.7)	(4.7)	—	(8.2)	(8.2)	—
Total cash costs	$174.5	$174.5	$—	$163.9	$163.9	$—
AISC adjustments:
General and administrative expenses	23.1	23.1	—	18.3	18.3	—
Community costs in other operating expenses	1.8	1.8	—	1.3	1.3	—
Reclamation & remediation - accretion & amortization	9.1	6.6	2.4	8.1	6.3	1.8
Exploration capital expenditures	15.8	7.7	8.1	15.9	8.1	7.8
Exploration and evaluation expenses	5.0	0.7	4.3	6.1	0.6	5.5
Sustaining capital expenditures	36.2	36.2	—	42.3	42.3	—
Leases (IFRS 16 Adjustment)	7.0	7.0	—	4.7	4.7	—
Total AISC		$257.6			$245.5
GEO sold(2)		237,610			234,735
Total cost of sales per GEO sold(6)		$1,212			$1,161
Cost of sales excluding DDA per GEO sold(6)		$754			$733
DDA per GEO sold		$458			$428
Cash costs per GEO sold		$734			$698
AISC per GEO sold		$1,084			$1,045

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Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended March 31, 2022
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$179.2	$61.8	$26.0	$40.8	$37.4	$13.2	$—
DDA	108.7	41.8	14.1	20.6	18.8	11.0	2.4
Total cost of sales	$287.9	$103.6	$40.1	$61.4	$56.2	$24.2	$2.4
Cash cost adjustments:
DDA	(108.7)	(41.8)	(14.1)	(20.6)	(18.8)	(11.0)	(2.4)
Standby and other incremental COVID-19 costs	(4.7)	(0.5)	(1.3)	(1.1)	(1.6)	(0.2)	—
Total cash costs	$174.5	$61.3	$24.7	$39.7	$35.8	$13.0	$—
AISC adjustments:
General and administrative expenses	23.1	0.9	0.2	—	—	—	22.0
Community costs in other operating expenses	1.8	0.2	—	1.5	—	—	0.1
Reclamation & remediation - accretion & amortization	9.1	3.9	0.6	0.4	0.5	1.0	2.7
Exploration capital expenditures	15.8	—	2.1	1.4	2.6	1.6	8.1
Exploration and evaluation expenses	5.0	0.1	—	—	—	—	4.9
Sustaining capital expenditures	36.2	9.3	4.5	8.8	10.3	3.0	0.3
Leases (IFRS 16 Adjustment)	7.0	0.1	2.7	1.3	1.4	0.9	0.6
Total AISC		$75.8	$34.8	$53.1	$50.6	$19.5
GEO sold(2)		78,314	46,690	47,368	50,658	14,580
Total cost of sales per GEO sold		$1,323	$859	$1,295	$1,108	$1,662
Cost of sales excluding DDA per GEO sold		$789	$557	$861	$737	$907
DDA per GEO sold		$534	$302	$434	$371	$755
Cash costs per GEO sold		$782	$530	$837	$706	$893
AISC per GEO sold		$967	$747	$1,122	$996	$1,341

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended March 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(6)	$172.1	$53.1	$27.9	$32.1	$37.5	$21.5	$—
DDA	100.4	41.8	11.6	13.3	20.0	11.4	2.3
Total cost of sales(6)	$272.5	$94.9	$39.5	$45.4	$57.5	$32.9	$2.3
Cash cost adjustments:
DDA	(100.4)	(41.8)	(11.6)	(13.3)	(20.0)	(11.4)	(2.3)
Standby and other incremental COVID-19 costs(6)	(8.2)	(0.6)	(0.3)	(4.8)	(1.4)	(1.1)	—
Total cash costs	$163.9	$52.5	$27.6	$27.3	$36.1	$20.4	$—
AISC adjustments:
General and administrative expenses	18.3	0.8	0.1	—	—	—	17.4
Community costs in other operating expenses	1.3	0.1	0.1	1.0	—	—	0.1
Reclamation & remediation - accretion & amortization	8.1	3.6	0.4	0.5	0.5	1.2	1.9
Exploration capital expenditures	15.9	—	1.2	1.8	3.9	1.1	7.9
Exploration and evaluation expenses	6.1	—	—	—	—	—	6.1
Sustaining capital expenditures	42.3	19.6	2.7	6.9	9.1	4.0	—
Leases (IFRS 16 Adjustment)	4.7	0.2	1.0	1.3	1.1	0.7	0.4
Total AISC		$76.8	$33.1	$38.8	$50.7	$27.3
GEO sold(2)		88,193	42,959	34,876	46,009	22,698
Total cost of sales per GEO sold(6)		$1,076	$918	$1,304	$1,250	$1,449
Cost of sales excluding DDA per GEO sold(6)		$602	$649	$922	$815	$948
DDA per GEO sold		$474	$269	$382	$435	$501
Cash costs per GEO sold		$595	$643	$784	$785	$898
AISC per GEO sold		$871	$770	$1,114	$1,103	$1,203
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NET FREE CASH FLOW & FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENT

The Company uses the financial measures "net free cash flow" and "free cash flow before dividends and debt repayment", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net free cash flow and free cash flow before dividends and debt repayment do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of net free cash flow and free cash flow before dividends and debt repayment are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free cash flow before dividends and debt repayment further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of net free cash flow and free cash flow are provided below.

	For the three months ended March 31,
(In millions of US Dollars)	2022	2021
Cash flows from operating activities	$151.7	$160.2
Adjustments to operating cash flows:
Amortization of deferred revenue	1.9	7.5
Standby and other incremental COVID-19 costs(6)	4.7	8.2
Temporary suspension costs(6)	5.7	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(36.2)	(42.3)
Interest paid	(8.7)	(5.1)
Payment of lease liabilities	(5.5)	(3.5)
Cash used in other financing activities	(1.8)	(1.5)
Net free cash flow	$111.8	$123.5
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(58.0)	$(37.9)
Cash used in other investing activities	(19.0)	(9.3)
Effect of foreign exchange of non-USD denominated cash	(0.1)	(0.3)
Free cash flow available for dividends and debt repayments	$34.7	$76.0

AVERAGE REALIZED PRICE PER OUNCE OF GOLD & SILVER

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:

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For the three months ended March 31,	2022				2021
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	207,328	oz	$1,878	$389.3	203,539	oz	$1,793	$365.0
Silver	2,366,551	oz	$22.23	52.6	2,130,185	oz	$26.78	57.0
Revenue				$441.9				$422.0

For the three months ended March 31,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	207,328	oz	$1,878	$389.3	203,539	oz	$1,793	$365.0

Silver	1,988,463	oz	$24.20	48.1	1,794,486	oz	$26.21	47.0
Silver subject to metal sales agreement*	378,088	oz	$20.97	7.9	335,699	oz	$22.68	7.6
	2,366,551	oz	$23.69		2,130,185	oz	$25.66
Gross revenue				$445.3				$419.6
(Deduct) add:
Deferred revenue adjustment**				(3.5)				2.4
Other adjustments				—				—
Revenue				$441.9				$422.0
*    Balance represents metal sold under the metal sales agreement.
**    Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2022 and 2021, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
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•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2022, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2022, and December 31, 2021, and results of operations for the periods ended March 31, 2022, and March 31, 2021.

This Management’s Discussion and Analysis has been prepared as of April 27, 2022. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2022 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2021, as well as the most recent Annual Information Form for the year ended December 31, 2021 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2021 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on
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projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Company's Annual Information Form for the year ended December 31, 2021 and other continuous disclosure documents filed by the Company since January 1, 2022 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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ENDNOTES

(1)	A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)
GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 78.29 for the three months ended March 31, 2022 and 68.84 for the three months ended March 31, 2021. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance or forward-looking GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings are those attributable to Yamana Gold Inc. equity holders.

(4)	Yamana mines is defined as Yamana's currently held mines, which are Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.

(5)	Working capital is defined as the excess of current assets over current liabilities.

(6)
In the prior year, standby and other incremental costs associated with the COVID-19 pandemic were presented in the financial statement line item "Temporary suspension, standby and other incremental COVID-19 costs" on the Statement of Operations in the Company’s Consolidated Financial Statements. During the first quarter of 2022, the Company considered that such costs would be presented in the financial statement line item "Cost of sales excluding depletion, depreciation and amortization" going forward, and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". Comparatives have been reclassified to conform to the change of presentation adopted in the current period, with the $8.2 million of COVID-19 related costs incurred in the three months ended March 31, 2021 reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization". This change also affected the prior year calculation of the GAAP metrics “Total Cost of Sales per GEO Sold” and “Cost of Sales excluding DDA per GEO sold”, both of which have been recalculated based on the inclusion of standby and other incremental COVID-19 costs being included in the numerator. This change did not affect the calculation of prior year non-GAAP metrics “Cash costs per GEO sold” and “AISC per GEO sold”, as the Company’s policy is for standby and other incremental COVID-19 costs to be excluded from the calculation of such metrics. The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account.

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